FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to Buenos Aires Stock Exchange dated May 29, 2013

TRANSLATION
Autonomous City of Buenos Aires, May 29, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Information Pursuant to Article 23 Chapter VII of the Buenos Aires Stock Exchange Rules

Dear Sirs:

We hereby address you in order to comply with Section 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that YPF S.A. ("YPF" or the "Company") has been served notice of the complaint filed against it by its shareholders Repsol S.A., Caveant S.A. and Repsol YPF Capital S.L., requesting that the General Ordinary Shareholders' Meeting of the Company held on September 13, 2012, be declared void and of no effect, which claim is pending before the National First Instance Commercial Court No. 3, presided over by Judge Jorge S. Sicoli, Secretariat No. 6, presided over by Judge Blanca B. Gutierrez Huertas de Silveyra, located at Av. Callao 635, 6th Floor, Autonomous City of Buenos Aires, under the caption "Repsol S.A. y otros c/ YPF S.A. s/ Ordinario" (file No. 103,520).

Without prejudice to the detailed legal analysis of the claims that YPF will perform in the course of its defense, the Company categorically rejects the allegations set forth in such complaint, which the Company considers to be completely inadmissible, and will vigorously defend its interests and those of its shareholders.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 30, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer